EXHIBIT 99.6

Performance of Infosys group for the First Quarter ended June 30, 2005
Nandan M. Nilekani Chief Executive officer, President and Managing Director
S. Gopalakrishanan Chief Operating Officer and Deputy Managing Director

Safe Harbour
Certain statements in this release concerning our future growth prospects are forward-looking statements within the meaning of Section 27(a) of the U.S. Securities Act of 1933 and Section 21 (e) of the U.S. Securities Exchange Act of 1934, and involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed on April 26, 2005 and Registration Statement on Form F-3 filed on December 20, 2004, and the amendments thereto filed on January 18, 2005, April 26, 2005 and May 23, 2005.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda > Financial Performance > Operational Performance > Client Acquisition & Expansion of Service: > Human Resources > Capex and Infrastructure > Outlook > Summary

Financial Performance

Highlights
| | | Q1 FY 06 Q4 FY 05 Q1 FY05 —— —— — Indian GAAP Y-O-Y Growth income 36.5% 47.3% 38.6% PAT from ord. Activities 37.0% 53.2% 39.2% US GAAP Y-O-Y Growth Revenues 42.1% 50.2% 43.4% Net income 47.0% 64.9% 42.4% New clients 36 37 29 Repeat business 98.7% 92.9% 98.5% Headcount Gross addition 4,537 2,506 3,233 Net addition 3,056 1,521 2,305 Period end headcount 39,806 36,750 27,939 —— —— —— —

Highlights (Indian GAAPO – Consolidated)
FY2006 Q1 FY2005 Q4 FY 2005 Q1 % growth over Q405 Q1 05 —— —— —— — income 2,071.59 1,987.32 1,517.38 4.24 36.52 S/w development expenses 1,104,44 1,041.31 805.22 6.06 37.16 Gross profit 967.15 946.01 712.16 2.23 35.81 S,G&A expenses 303.34 279.30 222,89 8.61 36.09 Operating profit 663.81 666.71 489.27 (0.43) 35.67 Depreciation 80.10 99.81 52.53 (19.75) 52.48 Operating profit after depreciation 583.71 566.90 436.74 2.97 33.65 Other income 28.58 32.29 15.70 (11.49) 82.04 Provision for investment 0.06 0.23 (0.01) (73.92) — PBT 612.23 598.86 452.45 2.23 35.31 Provision for tax 80.16 85.48 64.11 (6.22) 25.04 PAT from ordinary activities 532.07 513.48 388.34 3.62 37.01 Exceptional item — 45.19 — — — PAT after exceptional item 532.07 558.67 388.34 (4.76) 37.01

Balance Sheet Summary
(Rs. crore) — June 30, 2005 % June 30, 2004% —— —— — LIABILITIES Shareholders’ funds 5,906.55 99 3,812.89 100 Minority interest 43.66 1 — — Total liabilities 5,950.21 100 3,812.89 100 ASSETS Fixed assets 1,746.49 29 1,133.79 30 Investments 2.04 0 2.04 0 Deferred tax assets 47.96 1 44.20 1 Current assets Cash & equivalents* 3,265.42 55 2,152.02 56 Accounts receivables 1,235.65 21 836.63 22 Other current assets 894.92 15 538.37 14 Less: Current liabilities (1,242.27) (21) (894.16) (23) —— —— —— — Net current assets 4,153.72 70 2,632.86 69 Total Assets 5,950.21 100 3,812.89 100 —— —— —— —— — Includes investment in liquid Mutual Funds

Operational Performance

Region wise Revenue
% — FY2006 Q1 FY2005 Q4 FY2005 —— —— Q1 — North America 63.6 63.9 65.2 Europe 23.9 23.3 22.2 India 2.4 2.0 1.6 Rest of the world 10.1 10,8 11.0 Total 100.0 100.0 100.0 —— —— —— —

Utilization Rates
100.0% 73.2% 74.1% 76.6% 77.5% 0.0% Q4 FY 2005 Q1 FY2006 including training Excluding training 73.2% [76]-6% 74.1% 77.5% Q4 FY 2005 Q1 FY 2006 by

Revenues by Project type
% — FY2006 FY2005 FY 2005 Q1 Q4 Q1 —— —— — Fixed Price 28.6 29.4 29.7 Time & Materials 71.4 70.6 70.3 Total 100.0 100.0 100.0 —— —— —— —

Onsite-Offshore Revenue split
% — FY2006 FY2005 FY 2005 Q1 Q4 Q1 —— —— — Onsite 47.9 48.1 51.9 Offshore 52.1 51.9 48.1 Total 100.0 100.0 100.0 —— —— —— —

Customer Concentration
Q1 2006 Q4 2005 Q1 2005 —— —— — Client contribution to revenues(%) Top Client 5.2 6.3 5.3 Top 5 clients 19.1 21.2 21.6 Top 10 clients 31.8 33.8 34.3 No. of clients* Million dollar 172 166 141 5 million* 73 71 53 10 million+ 43 42 27 20 million+ 22 19 15 30 million+ 14 11 8 40 million+ 8 8 5 50 million* 5 5 3 60 million* 4 3 — 70 million+ 3 1 — 80 million* 1 1 — 90 million* 1 — — Clients accounting for >5% of revenue 1 1 1 —— —— —— — * Last Twelve Month in US dollars

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services
> Client acquisitions during the quarter were 36 > Infosys continued to build a leaner, more scalable and aligned organization to handle greater business complexity and provide higher client Value
• Infosys opened relationship with nine global 500 companies in diverse industries like pharma, supermarkets, equipment manufacturing, automotive, utilities, insurance and banking in the US as well as Europe
· Infosys is redefining the business intelligence landscape in a leading
Fortune 1000 digital lifestyle company. The project will be implemented on a SAP business warehouse platform and will be executed using Infosys’
Global Delivery Model. The solution encompasses a variety of Infosys’
services, including technical architecture and consulting, change management, development and validation services
Infosys has also designed and implemented an integrated Point of Sales Replenishment (POSR) solution for an independent business unit of the world’s largest greeting card company. The implementation of the system will avoid stock-outs thereby increasing their retail sales by 10%

Client Acquisition & Expansion of Services
Infosys will build a centralized financial and management reporting system for a leading bank in the US. This implementation is part of a larger initiative aimed at building a finance and credit risk data warehouse to support compliance with Basel II requirements • A leading global agribusiness with operations in 90 countries has engaged Infosys to consolidate varied data warehouse solution environments into an enterprise-wide data warehouse platform based on
SAP data warehouse technology
A market leader in commercial air-conditioners and hardware has sought Infosys’ expertise for Sarbanes Oxley compliance, along with other IT services

Banking Products Finacle®, the universal banking solution from Infosys, continued to empower banks in transforming their business by leveraging agile, next-generation technologies
• One of Australia’s top five banks has chosen to deploy the Finacle®
consumer e-banking solution to power its internet banking initiative, with plans to roll it out globally
Equity Bank, Kenya has also selected Finacle® to deploy its core banking solution, treasury and e-banking solutions across the bank’s 23 branches. This will support the bank’s growth plans in branch network, ATM rollouts and product diversification
· The Finacle® core banking, consumer e-banking and corporate e-banking solutions will also power Bank of Baroda, the fifth largest bank in India, across its operations in India and 16 other countries
· Finacle® now spans 47 countries including developed markets like Australia,
Singapore, Switzerland and the United Kingdom.

Human Resources

Human Resources
> Total employee strength at 39,806 as on June 30, 2005, up from
36,750 as on March 31, 2005 > Net addition of 3,056 employees during the quarter as compared to 1,521 during the quarter ended March 31, 2005 > Gross addition of employees during the quarter was 4,537 out of which 1,129 were laterals > 37,146 software professionals as on June 30, 2005, up from
34,417 as on March 31, 2005 > Of these software professionals, 1,328 belong to the Banking
Business Unit

Capex and Infrastructure

Capex and Infrastructure
> Capital expenditure of Rs. 252.49 crore was incurred during the quarter
> As on June 30, 2005, the company had 75,19,350* sq. ft of
space capable of accommodating 34,711 professionals and
34,58,500 sq, ft under completion capable of accommodating
21,105 professionals
*Excluding subsidiaries

outlook

Indian GAPP — Consolidated
> Quarter ending September 30, 2005
· Income is expected to be between Rs. 2,202 crore and Rs. 2,215 crore;
YOY growth of 25.88% — 26,62%
· Earnings per share is expected to be between Rs. 19.80 and Rs. 20.30;
YOY growth of 18.49% — 21.48%
>> Fiscal year ending March 31, 2006
[e] Income is expected to be between Rs. 8,947 crore to Rs. 9,051 crore; growth of 25.49% — 26.95%
» Earnings per share is expected to be between Rs. 84.70 and Rs. 86.00; growth of 23.12% — 25,02%
‘conversion 1 US$ = Rs. 43.51

Summary

Summary Maintained our margins despite absorbing annual salary increase and the adverse impact of a depreciating Euro and Pound Sterling > Started relationships with nine Global 500 companies in diverse industries > Infosys Consulting commended by clients and analysts as having the right business model > Our investments in developing competencies has differentiated us from other players and has enhanced our domain expertise > Infosys certification program is being scaled up rapidly > Successfully completed the largest international equity offering from India of over a billion dollars

Thank You